LEGG MASON
GLOBAL ASSET MANAGEMENT

FOR IMMEDIATE RELEASE

Investor Relations:	**Media:**
Alan Magleby	Mary Athridge
410-454-5246	212-805-6035
amagleby@leggmason.com	mkathridge@leggmason.com

LEGG MASON REPORTS SECOND FISCAL QUARTER RESULTS

-- Second Quarter Net Income of $66.4 Million, or $0.63 per Diluted Share --

-- Acquisition and Transition-Related Costs of $13.2 million, or $0.09 per Diluted Share --

-- Contingent Consideration Credit of $7.0 million, or $0.05 per Diluted Share --

--- Assets Under Management of $733 billion --

Baltimore, Maryland - October 28, 2016 - Legg Mason, Inc. (NYSE: LM) today reported its operating results for the second fiscal quarter ended September 30, 2016. The Company reported net income[1] of $66.4 million, or $0.63 per diluted share, as compared to net income of $33.5 million, or $0.31 per diluted share, in the previous quarter, and net income of $64.3 million, or $0.58 per diluted share, in the second quarter of fiscal 2016. The current quarter's results included acquisition and transition-related costs of $13.2 million, or $0.09 per diluted share, as compared to acquisition and transition-related costs of $56.8 million, or $0.37 per diluted share, last quarter. The current quarter also included a credit of $7.0 million, or $0.05 per diluted share, related to a contingent consideration fair value adjustment, compared to a similar credit of $18.0 million, or $0.11 per diluted share, in the prior quarter. In addition, the current quarter included a tax benefit of $6.3 million, or $0.06 per diluted share, largely due to a reduction in the United Kingdom corporate tax rate. For the current quarter, operating revenues were $748.4 million, up 7% from $700.2 million in the prior quarter, and up 11% compared to $673.1 million in the second quarter of fiscal 2016. Operating expenses were $620.7 million, down 1% from $626.6 million in the prior quarter, and up 15% from $540.1 million in the second quarter of fiscal 2016.

Legg Mason also announced today that its Board of Directors has declared a quarterly cash dividend on its common stock in the amount of $0.22 per share.

	Quarters Ended			Six Months Ended	
Financial Results	Sep	Jun	Sep	Sep	Sep
(Amounts in millions, except per share amounts)	2016	2016	2015	2016	2015
Operating Revenues	$ 748.4	$ 700.2	$ 673.1	$ 1,448.5	$ 1,381.7
Operating Expenses	620.7	626.6	540.1	1,247.3	1,124.2
Operating Income	127.6	73.6	133.0	201.2	257.5
Net Income [1]	66.4	33.5	64.3	99.9	158.9
Net Income Per Share - Diluted[1]	0.63	0.31	0.58	0.94	1.42
Assets Under Management					
(Amounts in billions)					
End of Period Assets Under Management	$ 732.9	$ 741.9	$ 672.1	$ 732.9	$ 672.1
Average Assets Under Management	742.1	709.1	687.2	723.3	695.0

(1)   Net Income Attributable to Legg Mason, Inc.

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LEGG MASON
GLOBAL ASSET MANAGEMENT

Comments on the Second Quarter of Fiscal Year 2017 Results

Joseph A. Sullivan, Chairman and CEO of Legg Mason said, "Legg Mason delivered solid operating results despite a challenging quarter for active managers. Gross and net sales in our global retail distribution platform were strong, as our teams worked to deliver our expanded investment capabilities to investors around the world.

"Our long term strategy is straightforward. We are offering global investors expanded choice across investment strategies, vehicles and access. We believe this, in turn, will reaccelerate organic growth by leveraging these capabilities in high growth areas, increasingly in multi-asset vehicles, as clients look to execute on their investment objectives in a more holistic fashion. To complement this strategy, we are pleased to be an industry leader in the rate at which capital is returned to shareholders while also continuing to invest in our business.

"Scale, diversification and global reach are going to be critically important in an increasingly regulated, low growth and low rate environment. The current Legg Mason platform helps address those concerns, by offering investors relevant and differentiated product sets, a wide variety of competitively priced investment options, and global distribution access. We intend to be among the leaders in delivering on these needs for investors and we're pleased to see progress as we execute on our strategic plan."

Assets Under Management of $732.9 Billion

Assets Under Management ("AUM") were $732.9 billion at September 30, 2016 compared with $741.9 billion at June 30, 2016, driven by liquidity outflows of $25.4 billion and long-term outflows of $0.3 billion. This was partially offset by positive market performance of $15.7 billion and $1.0 billion in positive foreign exchange. AUM was up 9% from $672.1 billion at September 30, 2015.

- Long-term net outflows of $0.3 billion included alternatives outflows of $1.6 billion and equity outflows of $1.5 billion, which were partially offset by fixed income inflows of $2.8 billion.

- At September 30, 2016, fixed income represented 54% of AUM, while equity represented 23%, liquidity represented 13% and alternatives represented 10%.

- By geography, 66% of AUM was from clients domiciled in the United States and 34% from non-US domiciled clients.

- Average AUM during the quarter was $742.1 billion compared to $709.1 billion in the prior quarter and $687.2 billion in the second quarter of fiscal year 2016. Average long-term AUM was $631.9 billion compared to $597.7 billion in the prior quarter and $560.4 billion in the second quarter of fiscal year 2016.

Comparison to the First Quarter of Fiscal Year 2017

Net income was $66.4 million, or $0.63 per diluted share, as compared with net income of $33.5 million, or $0.31 per diluted share, in the first quarter of fiscal year 2017. This quarter's results included acquisition and transition-related costs totaling $13.2 million, or $0.09 per diluted share. The current quarter also included a tax benefit of $6.3 million, or $0.06 per diluted share, largely due to a reduction in the United Kingdom corporate tax rate. The prior quarter included acquisition and transition-related costs of $56.8 million, or $0.37 per diluted share.

- Operating revenues of $748.4 million were up 7% compared with $700.2 million in the prior quarter, principally due to $35.8 million in performance fees at Clarion that, per the terms of the acquisition, were passed through as compensation, as compared to $14.6 million of such fees in the prior quarter, as well as higher average long-term AUM, one additional day and incremental revenues resulting from a full quarter of results at Clarion and EnTrust.

- Operating expenses of $620.7 million were down 1% compared with $626.6 million in the prior quarter principally due to lower acquisition and transition-related costs of $13.2 million compared with the prior quarter costs of $56.8 million. The current quarter also included a credit of $7.0 million for a contingent consideration fair value adjustment compared to a similar credit of $18.0 million in the prior quarter. Further, the current quarter included $35.8 million in compensation related to the pass through of performance fees at Clarion compared to a similar charge of $14.6 million in the prior quarter. In addition,

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LEGG MASON
GLOBAL ASSET MANAGEMENT

current quarter expenses included a $5.4 million gain in the market value of deferred compensation and seed investments, which is recorded as an increase in compensation and benefits with an offset in other non-operating income, compared to a gain of $2.2 million in the prior quarter.

- Other non-operating expense was $11.2 million, as compared to $12.9 million in the prior quarter. Interest expense increased by $3.4 million primarily due to the $500 million junior subordinated debt issued in August. Gains on corporate investments, not offset in compensation, were $7.3 million compared with gains of $4.2 million last quarter. Both quarters included gains and losses on funded deferred compensation and seed investments, as described above. The current quarter included a $3.7 million loss on the termination of an interest rate swap contract. In addition, the current quarter included $6.2 million in gains associated with the consolidation of sponsored investment vehicles compared to $3.5 million in gains in the prior quarter. The consolidation of sponsored investment vehicles has no impact on net income as the effects of consolidation are fully attributable to noncontrolling interests.

- Operating margin was 17.1% compared to 10.5% in the prior quarter. Operating margin, as adjusted[2], was 22.7%, as compared to 11.3% in the prior quarter with the increase primarily due to lower acquisition and transition-related costs.

- Net income attributable to non-controlling interests, excluding sponsored investment vehicles, was $14.4 million compared to $9.4 million in the prior quarter, principally related to Clarion, EnTrustPermal, RARE Infrastructure and Royce.

Comparison to the Second Quarter of Fiscal Year 2016

Net income was $66.4 million, or $0.63 per diluted share, as compared with net income of $64.3 million, or $0.58 per diluted share, in the second quarter of fiscal year 2016. This quarter's results included acquisition and transition-related costs totaling $13.2 million, or $0.9 per diluted share. The current quarter also included a tax benefit of $6.3 million, or $0.06 per diluted share, largely due to a reduction in the United Kingdom corporate tax rate. The prior year's second quarter included an $11.1 million, or $0.06 per diluted share loss on an Australian dollar hedge, as well as a tax benefit of $5.0 million, or $0.05 per diluted share, primarily due to the successful conclusion of certain tax examinations.

- Operating revenues of $748.4 million were up 11% compared with $673.1 million in the second quarter of fiscal year 2016, principally due to incremental revenues related to the addition of revenues of Clarion and EnTrust as well as $35.8 million in performance fees at Clarion that, per the terms of the acquisition, were passed through as compensation.

- Operating expenses of $620.7 million were up 15% compared with $540.1 million in the second quarter of fiscal year 2016 primarily due to incremental expenses related to the addition of expenses of Clarion and Entrust as well as acquisition and transition-related costs of $13.2 million. The current quarter also included a credit of $7.0 million for a contingent consideration fair value adjustment and $35.8 million in additional expense at Clarion due to the pass through performance fees. Further, the current quarter expenses included a $5.4 million gain in the market value of deferred compensation and seed investments, which is recorded as an increase in compensation and benefits with an offset in other non-operating income, compared to a loss of $5.5 million in the prior year quarter.

- Other non-operating expense was $11.2 million, compared to $42.5 million in the second quarter of fiscal year 2016. Interest expense increased $14.6 million primarily due to the issuance of additional debt to fund the Clarion and EnTrust acquisitions. Gains on corporate investments, not offset in compensation, were $7.3 million compared with losses of $11.5 million in the prior year quarter. The current quarter included a $3.7 million loss on the termination of an interest rate swap contract. The prior year quarter also included an $11.1 million loss on an Australian dollar hedge related to the RARE Infrastructure acquisition. Both quarters included gains on funded deferred compensation and seed investments, as described above. In addition, the current quarter also included $6.2 million in gains associated with the

---

(2) See "Use of Supplemental Non-GAAP Financial Information."

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LEGG MASON
GLOBAL ASSET MANAGEMENT

consolidation of sponsored investment vehicles, as compared to $2.3 million in losses in the prior year quarter. The consolidation of sponsored investment vehicles has no impact on net income as the effects of consolidation are fully attributable to noncontrolling interests.

- Operating margin was 17.1% as compared to 19.8% in the second quarter of fiscal year 2016. Operating margin, as adjusted, was 22.7%, as compared to 24.0% in the second quarter of fiscal year 2016. The decrease was principally the result of acquisition and transition-related costs in the current quarter.

- Net income attributable to non-controlling interests, excluding sponsored investment vehicles, was $14.4 million compared to $0.2 million in the prior year quarter, principally related to Clarion, EnTrustPermal, RARE and Royce.

Quarterly Business Developments and Recent Announcements

- Legg Mason acquired Financial Guard, an online Registered Investment Advisor and innovative technology-enabled wealth management and investment advice platform based in Salt Lake City, Utah on August 17, 2016.

- The Legg Mason International Low Volatility High Dividend ETF (BATS: LVHI) was launched on August 1, 2016. The product is an all-cap ETF composed of international stocks.

- RARE Infrastructure launched its first UK fund on July 1, 2016, the Legg Mason IF RARE Global Infrastructure Income Fund.

- On August 8, 2016, Legg Mason, completed the issuance and sale of $500 million aggregate principal amount of the Company's 5.45% Junior Subordinated Notes due 2056.

Quarterly Performance

At September 30, 2016:

	1-Year	3-Year	5-Year	10-Year
% of Strategy AUM beating Benchmark[3]	73%	68%	82%	83%
% of Long-Term US Fund Assets Beating Lipper Category Average[3]				
Alternatives	91%	100%	100%	n/a
Equity	71%	46%	69%	59%
Fixed Income	63%	74%	75%	85%
Total US Fund Assets	67%	59%	72%	70%

Of Legg Mason's long-term U.S. mutual fund assets, 41.4% were in funds rated 4 or 5 stars by Morningstar.

(3) See "Supplemental Data Regarding Quarterly Performance."

LEGG MASON
GLOBAL ASSET MANAGEMENT

Balance Sheet

At September 30, 2016, Legg Mason's cash position was $571 million. Total debt was $2.2 billion and stockholders' equity was $4.1 billion. The ratio of total debt to total capital was 36%, in line with the prior quarter. In the second fiscal quarter, the Company completed additional open market purchases of 2.7 million shares which reduced the weighted average shares by 1.3 million.

The Board of Directors has declared a quarterly cash dividend on the Company's common stock in the amount of $0.22 per share. The dividend is payable January 9, 2017 to shareholders of record at the close of business on December 14, 2016.

Conference Call to Discuss Results
A conference call to discuss the Company's results, hosted by Joseph A. Sullivan, will be held at 8:00 a.m. EDT today. The call will be open to the general public. Interested participants should access the call by dialing 1-800-447-0521 (or for international calls 1-847-413-3238), confirmation number 43491054, at least 10 minutes prior to the scheduled start to ensure connection. A live, listen-only webcast will also be available via the investor relations section of www.leggmason.com.

The presentation slides that will be reviewed during the discussion of the conference call will be available on the Investor Relations section of the Legg Mason website shortly after the release of the financial results.

A replay of the live broadcast will be available on the Legg Mason website, www.leggmason.com, in the investor relations section, or by dialing 1-888-843-7419 (or for international calls 1-630-652-3042), enter pass code 43491054# when prompted. Please note that the replay will be available beginning at 11:30 a.m. EDT on Friday, October 28, 2016, and ending at 11:59 p.m. EST on Friday, November 11, 2016.

About Legg Mason
Legg Mason is a global asset management firm, with $732.9 billion in AUM as of September 30, 2016. The Company provides active asset management in many major investment centers throughout the world. Legg Mason is headquartered in Baltimore, Maryland, and its common stock is listed on the New York Stock Exchange (symbol: LM).

This release contains forward-looking statements subject to risks, uncertainties and other factors that may cause actual results to differ materially. For a discussion of these risks and uncertainties, see "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Legg Mason's Annual Report on Form 10-K for the fiscal year ended March 31, 2016 and in the Company's quarterly reports on Form 10-Q.

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GLOBAL ASSET MANAGEMENT

Supplemental Data Regarding Quarterly Performance

Strategy Performance

For purposes of investment performance comparisons, strategies are an aggregation of discretionary portfolios (separate accounts, investment funds, and other products) into a single group that represents a particular investment objective. In the case of separate accounts, the investment performance of the account is based upon the performance of the strategy to which the account has been assigned. Each of our asset managers has its own specific guidelines for including portfolios in their strategies. For those managers which manage both separate accounts and investment funds in the same strategy, the performance comparison for all of the assets is based upon the performance of the separate account.

Approximately eighty-eight percent of total AUM is included in strategy AUM as of September 30, 2016, although not all strategies have three-, five-, and ten-year histories. Total strategy AUM includes liquidity assets. Certain assets are not included in reported performance comparisons. These include: accounts that are not managed in accordance with the guidelines outlined above; accounts in strategies not marketed to potential clients; accounts that have not yet been assigned to a strategy; and certain smaller products at some of our affiliates.

Past performance is not indicative of future results. For AUM included in institutional and retail separate accounts and investment funds managed in the same strategy as separate accounts, performance comparisons are based on gross-of-fee performance. For investment funds which are not managed in a separate account format, performance comparisons are based on net-of-fee performance. Funds-of-hedge funds generally do not have specified benchmarks. For purposes of this comparison, performance of those products is net of fees, and is compared to the relevant HFRX index. These performance comparisons do not reflect the actual performance of any specific separate account or investment fund; individual separate account and investment fund performance may differ. The information in this presentation is provided solely for use in connection with this presentation, and is not directed toward existing or potential clients of Legg Mason.

Long-term US Fund Assets Beating Lipper Category Average

Long-term US fund assets include open-end, closed-end, and variable annuity funds. These performance comparisons do not reflect the actual performance of any specific fund; individual fund performance may differ. Past performance is not a guarantee of future results. Source: Lipper Inc.

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LEGG MASON, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(Amounts in thousands)
(Unaudited)

	Quarters Ended			Six Months Ended	
	September 2016	June 2016	September 2015	September 2016	September 2015
Operating Revenues:					
Investment advisory fees:					
Separate accounts	$ 233,328	$ 226,853	$ 205,155	$ 460,181	$ 413,259
Funds	377,079	363,463	359,871	740,542	744,216
Performance fees	41,970	17,459	7,902	59,429	26,555
Distribution and service fees	94,545	91,382	99,602	185,927	196,462
Other	1,448	1,008	556	2,456	1,244
Total operating revenues	748,370	700,165	673,086	1,448,535	1,381,736
Operating Expenses: [1]					
Compensation and benefits	368,330	358,625	282,433	726,955	597,485
Distribution and servicing	128,868	124,663	138,930	253,531	288,218
Communications and technology	51,281	52,732	49,845	104,013	98,522
Occupancy	30,558	33,142	25,716	63,700	51,703
Amortization of intangible assets	6,271	5,703	670	11,974	1,327
Other	35,429	51,745	42,462	87,174	86,908
Total operating expenses	620,737	626,610	540,056	1,247,347	1,124,163
Operating Income	127,633	73,555	133,030	201,188	257,573
Other Non-Operating Income (Expense):					
Interest income	1,545	1,848	1,229	3,393	2,546
Interest expense	(27,925)	(24,565)	(13,280)	(52,490)	(25,229)
Other income (expense), net	9,975	6,585	(28,110)	16,560	(22,399)
Other non-operating income (expense) of consolidated investment vehicles, net	5,206	3,228	(2,303)	8,434	(1,896)
Total other non-operating income (expense)	(11,199)	(12,904)	(42,464)	(24,103)	(46,978)
Income Before Income Tax Provision	116,434	60,651	90,566	177,085	210,595
Income tax provision	29,902	15,311	27,647	45,213	52,737
Net Income	86,532	45,340	62,919	131,872	157,858
Less: Net income (loss) attributable to noncontrolling interests	20,091	11,888	(1,400)	31,979	(1,009)
Net Income Attributable to Legg Mason, Inc.	$ 66,441	$ 33,452	$ 64,319	$ 99,893	$ 158,867

(Continued)

[1] Operating expenses include acquisition and transition-related costs related to business combinations.

Acquisition and transition-related costs:					
Compensation	$ 6,821	$ 30,186	$ —	$ 37,007	$ —
Occupancy	5,086	9,093	—	14,179	—
Other	1,269	17,506	—	18,775	—
Total acquisition and transition-related costs	$ 13,176	$ 56,785	$ —	$ 69,961	$ —

LEGG MASON, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME, CONTINUED
(Amounts in thousands, except per share amounts)
(Unaudited)

	Quarters Ended			Six Months Ended	
	September 2016	June 2016	September 2015	September 2016	September 2015
Net Income Attributable to Legg Mason, Inc.	$ 66,441	$ 33,452	$ 64,319	$ 99,893	$ 158,867
Less: Earnings (distributed and undistributed) allocated to participating securities [1]	2,183	1,051	1,615	3,173	3,951
Net Income (Distributed and Undistributed) Allocated to Shareholders (Excluding Participating Securities)	$ 64,258	$ 32,401	$ 62,704	$ 96,720	$ 154,916
Net Income per Share Attributable to Legg Mason, Inc. Shareholders:					
Basic	$ 0.63	$ 0.31	$ 0.58	$ 0.94	$ 1.43
Diluted	$ 0.63	$ 0.31	$ 0.58	$ 0.94	$ 1.42
Weighted-Average Number of Shares Outstanding:					
Basic	101,817	104,465	107,851	103,075	108,399
Diluted	102,057	104,677	108,784	103,301	109,503

[1] Participating securities excluded from weighted-average number of shares outstanding were 3,447, 3,134, and 2,772 for the quarters ended September 2016, June 2016, and September 2015, respectively, and 3,291 and 2,754 for the six months ended September 2016 and September 2015, respectively.

LEGG MASON, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENTS OF INCOME
(Amounts in thousands)
(Unaudited)

Quarters Ended

	September 2016			June 2016			September 2015		
	Balance Before Consolidation of Consolidated Investment Vehicles and other [1]	Consolidated Investment Vehicles and other [1]	Consolidated Totals	Balance Before Consolidation of Consolidated Investment Vehicles and other [1]	Consolidated Investment Vehicles and other [1]	Consolidated Totals	Balance Before Consolidation of Consolidated Investment Vehicles	Consolidated Investment Vehicles	Consolidated Totals
Total operating revenues	$ 748,384	$ (14)	$ 748,370	$ 700,177	$ (12)	$ 700,165	$ 673,168	$ (82)	$ 673,086
Total operating expenses	620,613	124	620,737	626,511	99	626,610	540,023	33	540,056
Operating Income (Loss)	127,771	(138)	127,633	73,666	(111)	73,555	133,145	(115)	133,030
Other non-operating income (expense)	(17,023)	5,824	(11,199)	(15,495)	2,591	(12,904)	(40,988)	(1,476)	(42,464)
Income (Loss) Before Income Tax Provision	110,748	5,686	116,434	58,171	2,480	60,651	92,157	(1,591)	90,566
Income tax provision	29,902	—	29,902	15,311	—	15,311	27,647	—	27,647
Net Income (Loss)	80,846	5,686	86,532	42,860	2,480	45,340	64,510	(1,591)	62,919
Less: Net income (loss) attributable to noncontrolling interests	14,405	5,686	20,091	9,408	2,480	11,888	191	(1,591)	(1,400)
Net Income Attributable to Legg Mason, Inc.	$ 66,441	$ —	$ 66,441	$ 33,452	$ —	$ 33,452	$ 64,319	$ —	$ 64,319

Six Months Ended

	September 2016			September 2015		
	Balance Before Consolidation of Consolidated Investment Vehicles and other [1]	Consolidated Investment Vehicles and other [1]	Consolidated Totals	Balance Before Consolidation of Consolidated Investment Vehicles	Consolidated Investment Vehicles	Consolidated Totals
Total operating revenues	$ 1,448,561	$ (26)	$ 1,448,535	$ 1,381,903	$ (167)	$ 1,381,736
Total operating expenses	1,247,124	223	1,247,347	1,124,110	53	1,124,163
Operating Income (Loss)	201,437	(249)	201,188	257,793	(220)	257,573
Other non-operating income (expense)	(32,518)	8,415	(24,103)	(45,867)	(1,111)	(46,978)
Income (Loss) Before Income Tax Provision	168,919	8,166	177,085	211,926	(1,331)	210,595
Income tax provision	45,213	—	45,213	52,737	—	52,737
Net Income (Loss)	123,706	8,166	131,872	159,189	(1,331)	157,858
Less: Net income (loss) attributable to noncontrolling interests	23,813	8,166	31,979	322	(1,331)	(1,009)
Net Income Attributable to Legg Mason, Inc.	$ 99,893	$ —	$ 99,893	$ 158,867	$ —	$ 158,867

[1] Other represents consolidated sponsored investment vehicles that are not designated as CIVs

LEGG MASON, INC. AND SUBSIDIARIES
SUPPLEMENTAL DATA
RECONCILIATION OF OPERATING MARGIN, AS ADJUSTED [1]
(Amounts in thousands)
(Unaudited)

	Quarters Ended			Six Months Ended	
	September 2016	June 2016	September 2015	September 2016	September 2015
Operating Revenues, GAAP basis	$ 748,370	$ 700,165	$ 673,086	$ 1,448,535	$ 1,381,736
Plus (less):					
Pass-through performance fees	(35,831)	(14,600)	—	(50,431)	—
Operating revenues eliminated upon consolidation of investment vehicles	14	12	82	26	167
Distribution and servicing expense excluding consolidated investment vehicles	(128,806)	(124,590)	(138,920)	(253,396)	(288,200)
Operating Revenues, as Adjusted	$ 583,747	$ 560,987	$ 534,248	$ 1,144,734	$ 1,093,703
Operating Income, GAAP basis	$ 127,633	$ 73,555	$ 133,030	$ 201,188	$ 257,573
Plus (less):					
Gains (losses) on deferred compensation and seed investments, net	5,432	2,166	(5,499)	7,598	(4,289)
Amortization of intangible assets	6,271	5,703	670	11,974	1,327
Contingent consideration fair value adjustments	(7,000)	(18,000)	—	(25,000)	—
Operating income of consolidated investment vehicles, net	138	111	115	249	220
Operating Income, as Adjusted	$ 132,474	$ 63,535	$ 128,316	$ 196,009	$ 254,831
Operating Margin, GAAP basis	17.1 %	10.5 %	19.8 %	13.9 %	18.6 %
Operating Margin, as Adjusted	22.7	11.3	24.0	17.1	23.3

[1] See explanations for "Use of Supplemental Non-GAAP Financial Information."

LEGG MASON, INC. AND SUBSIDIARIES
SUPPLEMENTAL DATA
RECONCILIATION OF CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES
TO ADJUSTED EBITDA [1]
(Amounts in thousands)
(Unaudited)

	Quarters Ended			Six Months Ended	
	September 2016	June 2016	September 2015	September 2016	September 2015
Cash provided by (used in) operating activities, GAAP basis	$ 303,829	$ (165,970)	$ 149,038	$ 137,859	$ 151,708
Plus (less):					
Interest expense, net of accretion and amortization					
of debt discounts and premiums	26,487	23,906	13,032	50,393	24,805
Current tax expense (benefit)	15,689	(783)	4,262	14,906	5,988
Net change in assets and liabilities	(190,181)	260,996	(10,162)	70,815	136,298
Net (income) loss attributable to noncontrolling interests	(20,091)	(11,888)	1,400	(31,979)	1,009
Net gains (losses) and earnings on investments	1,103	(4,494)	12,019	(3,391)	22,336
Net gains (losses) on consolidated investment vehicles	5,206	3,228	(2,303)	8,434	(1,896)
Other	948	(1,447)	367	(499)	175
Adjusted EBITDA	$ 142,990	$ 103,548	$ 167,653	$ 246,538	$ 340,423

[1] See explanations for "Use of Supplemental Non-GAAP Financial Information." We have previously disclosed Adjusted EBITDA (also referred to as "EBITDA, bank defined" in the past) that conformed to calculations required by our debt covenants, which adjusted for certain items that required cash settlement that are not part of the current definition.

LEGG MASON, INC. AND SUBSIDIARIES
(Amounts in billions)
(Unaudited)

Assets Under Management

	Quarters Ended				
By asset class:	September 2016	June 2016	March 2016	December 2015	September 2015
Equity	$ 168.4	$ 161.1	$ 162.3	$ 167.3	$ 164.8
Fixed Income	396.9	387.2	372.3	364.8	363.1
Alternative	72.0	72.6	22.7	24.1	18.1
Long-Term Assets	637.3	620.9	557.3	556.2	546.0
Liquidity	95.6	121.0	112.3	115.3	126.1
Total	$ 732.9	$ 741.9	$ 669.6	$ 671.5	$ 672.1

	Quarters Ended					Six Months Ended	
By asset class (average):	September 2016	June 2016	March 2016	December 2015	September 2015	September 2016	September 2015
Equity	$ 166.1	$ 162.3	$ 159.0	$ 170.7	$ 176.5	$ 164.6	$ 181.1
Fixed Income	393.7	377.6	365.3	366.3	365.2	385.5	367.7
Alternative	72.1	57.8	23.3	22.8	18.7	63.8	19.0
Long-Term Assets	631.9	597.7	547.6	559.8	560.4	613.9	567.8
Liquidity	110.2	111.4	114.7	123.2	126.8	109.4	127.2
Total	$ 742.1	$ 709.1	$ 662.3	$ 683.0	$ 687.2	$ 723.3	$ 695.0

Component Changes in Assets Under Management

	Quarters Ended					Six Months Ended	
	September 2016	June 2016	March 2016	December 2015	September 2015	September 2016	September 2015
Beginning of period	$ 741.9	$ 669.6	$ 671.5	$ 672.1	$ 699.2	$ 669.6	$ 702.7
Net client cash flows:							
Equity	(1.5)	(3.0)	(4.4)	(4.3)	0.3	(4.5)	(1.0)
Fixed Income	2.8	3.9	(7.8)	2.3	3.1	6.7	5.9
Alternative	(1.6)	(2.0)	(1.0)	(0.4)	(0.3)	(3.6)	(0.5)
Long-Term flows	(0.3)	(1.1)	(13.2)	(2.4)	3.1	(1.4)	4.4
Liquidity	(25.4)	8.0	(3.3)	(10.9)	(3.0)	(17.4)	(0.7)
Total net client cash flows	(25.7)	6.9	(16.5)	(13.3)	0.1	(18.8)	3.7
Market performance and other	15.7	12.3	9.7	6.4	(22.6)	27.9	(31.4)
Impact of foreign exchange	1.0	2.0	4.7	(0.5)	(4.6)	3.1	(2.9)
Acquisitions	—	51.1	0.2	6.8	—	51.1	—
End of period	$ 732.9	$ 741.9	$ 669.6	$ 671.5	$ 672.1	$ 732.9	$ 672.1

NOTE 1: Alternative assets include all AUM managed by Clarion Partners, EnTrustPermal, RARE Infrastructure, and Permal Capital Management.

NOTE 2: Due to effects of rounding, the sum of the quarterly results may differ immaterially from the year-to-date results.

LEGG MASON
GLOBAL ASSET MANAGEMENT

Use of Supplemental Non-GAAP Financial Information

As supplemental information, we are providing a performance measure for "Operating Margin, as Adjusted" and a liquidity measure for "Adjusted EBITDA", each of which are based on methodologies other than generally accepted accounting principles ("non-GAAP"). Our management uses these measures as benchmarks in evaluating and comparing our period-to-period operating performance and liquidity.

Operating Margin, as Adjusted

We calculate "Operating Margin, as Adjusted," by dividing (i) Operating Income, adjusted to exclude the impact on compensation expense of gains or losses on investments made to fund deferred compensation plans, the impact on compensation expense of gains or losses on seed capital investments by our affiliates under revenue sharing agreements, amortization related to intangible assets, income (loss) of consolidated investment vehicles, the impact of fair value adjustments of contingent consideration liabilities, if any, and impairment charges by (ii) our operating revenues, adjusted to add back net investment advisory fees eliminated upon consolidation of investment vehicles, less distribution and servicing expenses which we use as an approximate measure of revenues that are passed through to third parties, and less performance fees that are passed through as compensation expenses or net income (loss) attributable to non-controlling interests, which we refer to as "Operating Revenues, as Adjusted". The deferred compensation items are removed from Operating Income in the calculation because they are offset by an equal amount in Other non-operating income (expense), and thus have no impact on Net Income Attributable to Legg Mason, Inc. We adjust for the impact of amortization of management contract assets and the impact of fair value adjustments of contingent consideration liabilities, if any, which arise from acquisitions to reflect the fact that these items distort comparison of our operating results with results of other asset management firms that have not engaged in significant acquisitions. Impairment charges and income (loss) of consolidated investment vehicles are removed from Operating Income in the calculation because these items are not reflective of our core asset management operations. We use Operating Revenues, as Adjusted in the calculation to show the operating margin without distribution and servicing expenses, which we use to approximate our distribution revenues that are passed through to third parties as a direct cost of selling our products, although distribution and servicing expenses may include commissions paid in connection with the launching of closed-end funds for which there is no corresponding revenue in the period. We also use Operating Revenues, as Adjusted in the calculation to show the operating margin without performance fees, which are passed through as compensation expense or net income (loss) attributable to non-controlling interests per the terms of certain more recent acquisitions. Operating Revenues as adjusted also include our advisory revenues we receive from consolidated investment vehicles that are eliminated in consolidation under GAAP.

We believe that Operating Margin, as Adjusted, is a useful measure of our performance because it provides a measure of our core business activities. It excludes items that have no impact on Net Income Attributable to Legg Mason, Inc. and indicates what our operating margin would have been without the distribution revenues that are passed through to third parties as a direct cost of selling our products, performance fees that are passed through as compensation expense or net income (loss) attributable to non-controlling interests per the terms of certain more recent acquisitions, amortization related to intangible assets, changes in the fair value of contingent consideration liabilities, if any, impairment charges, and the impact of the consolidation of certain investment vehicles described above. The consolidation of these investment vehicles does not have an impact on Net Income Attributable to Legg Mason, Inc. This measure is provided in addition to our operating margin calculated under GAAP, but is not a substitute for calculations of margins under GAAP and may not be comparable to non-GAAP performance measures, including measures of adjusted margins of other companies.

Adjusted EBITDA

We define Adjusted EBITDA as cash provided (used in) by operating activities plus (minus) interest expense, net of accretion and amortization of debt discounts and premiums, current income tax expense (benefit), the net change in assets and liabilities, net (income) loss attributable to noncontrolling interests, net gains (losses) and earnings on investments, net gains (losses) on consolidated investment vehicles, and other. The net change in assets and liabilities adjustment aligns with the Consolidated Statements of Cash Flows. Adjusted EBITDA is not reduced by equity-based compensation expense, including management equity plan non-cash issuance-related charges. Most management equity plan units may be put to or called by Legg Mason for cash payment, although their terms do not require this to occur.

Brandywine Global | Clarion Partners | ClearBridge Investments | EnTrustPermal | Martin Currie | QS Investors | RARE Infrastructure | Royce & Associates | Western Asset

LEGG MASON
GLOBAL ASSET MANAGEMENT

We believe that this measure is useful to investors and us as it provides additional information with regard to our ability to meet working capital requirements, service our debt, and return capital to our shareholders. This measure is provided in addition to Cash provided by operating activities and may not be comparable to non-GAAP performance measures or liquidity measures of other companies, including their measures of EBITDA or Adjusted EBITDA. Further, this measure is not to be confused with Net Income, Cash provided by operating activities, or other measures of earnings or cash flows under GAAP, and are provided as a supplement to, and not in replacement of, GAAP measures.

We have previously disclosed Adjusted EBITDA that conformed to calculations required by our debt covenants, which adjusted for certain items that required cash settlement that are not part of the current definition.

Brandywine Global | Clarion Partners | ClearBridge Investments | EnTrustPermal | Martin Currie | QS Investors | RARE Infrastructure | Royce & Associates | Western Asset

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